SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                    FORM 8-A
                                  ON FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               EASTERN ENTERPRISES
                               -------------------


Massachusetts                      1-2297                        04-1270730
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(State of incorporation    (Commission File Number)           (IRS Employer
or organization)                                          Identification No.)




             9 Riverside Road, Weston, Massachusetts             02493
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             (Address of principal executive offices)         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                          COMMON STOCK PURCHASE RIGHTS
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                                (Title of Class)



                             NEW YORK STOCK EXCHANGE
                              BOSTON STOCK EXCHANGE
                               PACFIC EXCHANGE
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          Name of each exchange on which each class is to be registered



Securities to be registered pursuant to Section 12 (g) of the Act:



                                      NONE
                                (Title of Class)

Item 1.  Description of Securities to be Registered.

         On February 22, 1990, Eastern Enterprises (the "Trust") declared a dividend distribution of one common stock purchase right (a "Right"; collectively, the "Rights") for every outstanding share of Common Stock, par value $1.00 per share, of the Trust (the "Common Stock"). The Rights were distributable on March 5, 1990 (the "Dividend Record Date") to the shareholders of record as of the close of business on the Dividend Record Date. The description and terms of the Rights are set forth in a Common Stock Rights Agreement dated as of February 22, 1990, as amended on January 30, 1995 and further amended as of July 22, 1998 (as amended, the "Rights Agreement") between the Trust and BankBoston, N.A., (the "Rights Agent") formerly known as The First National Bank of Boston, successor in interest under the Rights Agreement to The Bank of New York. The Rights Agreement contemplates the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued on or after the Dividend Record Date and prior to the Distribution Date (as that term is defined below). Each Right entitles the registered holder to purchase from the Trust one share of Common Stock at a price of $100 per share (the "Purchase Price"), subject to adjustment.

         Initially, the Rights attached to all outstanding shares of Common Stock, and no separate rights certificates have been issued. The Rights will separate from the Common Stock on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the date which is after the Dividend Record Date and the earlier of (i) the 10th business day following the later of the date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership (determined as provided in the Rights Agreement) of 10% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Trust had actual knowledge of such beneficial ownership (the later of such dates, the "Stock Acquisition Date") or (ii) the 10th business day following the commencement of a tender offer or exchange offer which would result in any person or group owning 10% or more of the outstanding Common Stock (the earliest of such dates being called the "Distribution Date"). In any event, the Board of Trustees may delay the distribution of the certificates.

         Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock Certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Trust's Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any of the Trust's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, if any, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Trust's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on March 5, 2000 (the "Expiration Date"), or upon the earlier redemption of the Rights.

         If, at any time after the Dividend Record Date, any person or group of affiliated or associated persons (other than the Trust and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Trust's Common Stock (or, in certain circumstances, cash, property or other securities of the Trust) having a market value of two times the exercise price of the Right. Also, in the event that at any time after the Stock Acquisition Date the Trust was acquired in a merger or other business combination, or more than 25% of its assets or earning power was sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring entity with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

         The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Rights (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than (i) the Trust, (ii) any subsidiary of the Trust, (iii) any employee benefit plan of the Trust or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

         The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Trust and dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Trust is not obligated to issue fractional shares of any securities upon the exercise of the Rights and, in lieu thereof, at the election of the Trust, an adjustment in cash may be made based on the market price of such securities on the last trading date prior to the date of exercise.

         At any time prior to the earlier of (i) the close of business on the 10th day after the Stock Acquisition Date, or (ii) the Expiration Date, the Trust, by a majority vote of the Trustees then in office, may redeem the Rights at a redemption price of $.01 (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Board of Trustees of the Trust electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         If not previously exercised or redeemed, the Rights will expire on the Expiration Date. Until a Right is exercised the holder thereof, as such, will have no rights as a shareholder of the Trust, including without limitation any right to vote or to receive dividends.

         Prior to the Distribution Date, the Rights Agreement may be amended without the approval of the holders of the Rights. After such date, the Rights Agreement may be amended without the approval of the holders of the Rights in order to cure any ambiguity, to make changes that do not adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its affiliates and associates or their transferees), or to change any time period for redemption or otherwise under the Rights Agreement, except that no change may be made to lengthen the time period for redemption or modify the ability of the Board to redeem the Rights at a time when the Rights are not then redeemable. No amendments may be made at any time to increase the Purchase Price or reduce the number of shares of Common Stock for which a Right is exercisable, to decrease the Redemption Price or to accelerate the Expiration Date. Any amendments after the Stock Acquisition Date require the approval of a majority of the Trustees then in office.

         Neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date will be a taxable event for the Trust or its shareholders. Holders of Rights may, depending upon the circumstances, recognize taxable income upon the occurrence of certain Rights triggering events including a tender offer for 10% or more of the Common Stock or a person or group attaining beneficial ownership of 10% or more of the Common Stock. In addition, holders of Rights may have taxable income as a result of (i) an exchange by the Trust of shares of Common Stock for Rights as described above or (ii) certain anti-dilution adjustments made to the terms of the Rights after the Distribution Date. A redemption of the Rights would be a taxable event to holders.

         As of July 22, 1998, there were 20,442,907 shares of Common Stock outstanding (which figure excludes 10,511 shares held in the Treasury of the Trust), 2,169,383 shares of Common Stock reserved for issuance under the Trust's stock plans and 20,442,907 Rights issued and outstanding. As long as the Rights are attached to the Common Stock, the Trust will issue one Right with each newly issued share of Common Stock which may be issued pursuant to employee benefit plans, and may issue one Right with each newly issued share of Common Stock otherwise issued by the Trust, so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights. The Trust has reserved 24,000,000 shares of Common Stock for issuance upon exercise of the Rights on and after the Distribution Date which shall be subject and subordinate to any other reservation of shares by the Trust from time to time heretofore or hereafter reserved for any lawful purpose.

         The Rights may be deemed to have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempt to acquire the Trust on terms not approved by a majority of the members of the Board of Trustees then in office, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with a merger or other business combination approved by a majority of the members of the Board of Trustees then in office since such Trustees may redeem the Rights as described above.

         The form of Rights Agreement, dated as of February 22, 1990, as amended on January 30, 1995 and further amended as of July 22, 1998, between the Trust and BankBoston, N.A., formerly known as The First National Bank of Boston, as successor in interest under the Rights Agreement to The Bank of New York, specifying the terms of the Rights (including as exhibits thereto the form of Rights Certificate and the Summary of Rights) is included hereto as an exhibit and is hereby incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and therefore is qualified in its entirety by reference to such exhibit.

         Reference is hereby made to the declaration of trust establishing the Trust dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of State of The Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under such declaration as trustees and not personally. No trustee, shareholder, officer or agent of the Trust shall be held to any personal liability in connection with the affairs of the Trust and only the trust estate may be liable.

Item 2.  Exhibits.

         The exhibits which are filed with this report are set forth in the Exhibits Index which appears at page 8 of this report.

                                    SIGNATURE



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                            EASTERN ENTERPRISES





         Date: July 28, 1998                By:  /s/ L. William Law, Jr.
                                               -------------------------
                                          Name:   L. William Law, Jr.
                                          Title:  Senior Vice President,
                                                  General Counsel and Secretary

                                 EXHIBIT INDEX



                  The following designated exhibits are filed herewith:



                                    Exhibit


                            1. Rights Agreement ("Rights Agreement") dated as of February 22, 1990 between the Trust and The Bank of New York, as Rights Agent (Incorporated by reference to Exhibit 1 to Current Report on Form 8-K of the Trust dated March 1, 1990 (File No. 1-2297)).

                            2. Form of Common Stock Purchase Rights Certificate (attached as Exhibit A to the Rights Agreement) (Incorporated by reference to Exhibit 1 to Current Report on Form 8-K of the Trust dated March 1, 1990 (File No. 1-2297)). Pursuant to the Rights Agreement, printed Common Stock Purchase Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

                            3. Summary of Common Stock Purchase Rights (attached as Exhibit B to the Rights Agreement) (Incorporated by reference to
                                    Exhibit 1 to Current Report on Form 8-K of the Trust dated March 1, 1990 (File No. 1-2297)).

                            4. Agreement between the Trust and The First National Bank of Boston, dated January 30, 1995 (Incorporated by reference to Exhibit
                                    4.1.1 to  Annual  Report on Form 10-K of the
                                    Trust for the year ended  December  31, 1994
                                    (File No. 1-2297)).

                            5. Amendment No. 2 to Common Stock Rights Agreement, dated as of July 22, 1998, between Eastern Enterprises and BankBoston, N.A. (Incorporated by reference to Exhibit
                                    99.1 to Current Report on Form 8-K of the
                                    Trust dated July 22, 1998
                                    (File No. 1-2297)).